Exhibit 21.1
Subsidiaries of the Registrant

Name	Jurisdiction of Organization

Amp Media Systems, Inc	Utah

Borderless Distribution, LLC	Utah

Current Technologies LLC	Delaware

Pattern Europe GmbH	Germany

Pattern Guangzhou Trading Company Limited	People’s Republic of China

Pattern Holdings Company Limited	Hong Kong

Pattern Inc.	Utah

Pattern SB d.o.o. Belgrade - Vracar	Serbia

Pattern Technologies India Ltd.	India

Pattern Trading Ltd.	England and Wales